FUNDING AND COOPERATION AGREEMENT

     FUNDING AND COOPERATION AGREEMENT (this "AGREEMENT"), dated as of November 3, 2006, by and among Kingdom Hotels International, a Cayman Islands company ("KINGDOM"), Cascade Investment, L.L.C., a Washington limited liability company ("CASCADE" and, together with Kingdom, the "LEAD INVESTORS"), Triples Holdings Limited, an Ontario corporation ("TRIPLES" and, together with the Lead Investors, the "INVESTORS"), and Isadore Sharp ("SHARP" and, together with Triples, the "SHARP PARTIES"; the Sharp Parties and the Lead Investors are referred to herein as the "PARTIES").

                                     RECITALS:

     WHEREAS, the Lead Investors (or their affiliates) and Triples currently are shareholders of Four Seasons Hotels Inc. (the "COMPANY") and Sharp is Chairman and CEO of the Company;

     WHEREAS, the Lead Investors have proposed to the Sharp Parties that the Parties make a joint proposal to acquire all of the outstanding capital stock of the Company, other than shares held by the Parties and certain of their respective affiliates (the "ACQUISITION"), and the Sharp Parties have informed the Lead Investors that they are willing to join in such proposal;

     WHEREAS, the Parties wish to agree to certain terms and conditions relating to the funding of the Acquisition and their relationship in connection with their joint pursuit of the Acquisition;

     NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein, the Parties agree as follows:

     1. PROPOSAL. The Parties hereby agree, on the terms and subject to the conditions contained herein, to jointly pursue the Acquisition of the Company. The Parties agree that the Lead Investors shall submit a proposal letter on behalf of all of the Parties relating to the Acquisition in the form approved by each of the Parties (the "PROPOSAL"). In connection with the Proposal, the Lead Investors shall cause a Canadian entity (the "ACQUIROR") to be formed as the acquisition vehicle.

     2. COOPERATION IN COMPLETING PROPOSAL AND ACQUISITION. If the Board of Directors of the Company approves the Proposal, the Parties agree to cooperate to negotiate and finalize an acquisition or similar agreement with the Company (the "ACQUISITION AGREEMENT"), the Shareholders' Agreement (as defined below), the Acquisition Credit Facility (as defined below) and all of the other agreements and arrangements among the Parties required to be finalized prior to the closing (the "CLOSING") under the Acquisition Agreement (collectively, the "TRANSACTION AGREEMENTS"), each of which shall reflect the terms set forth herein and in the Proposal and otherwise be in a form acceptable to each of the Parties. Subject to Paragraph 6 below, (i) each Party shall take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to cause Acquiror to perform and comply with all agreements and covenants required to be performed by Acquiror under the Transaction Agreements and to cause Acquiror to consummate the Acquisition and other transactions contemplated by the Transaction Agreements and (ii) none of the Parties shall take any action that results in a breach or violation by Acquiror of the Transaction Agreements.

     3. SOURCE OF FUNDS. The Parties contemplate that the cash required to complete the Acquisition and other transactions contemplated by the Transaction Agreements and to pay related expenses will be funded by the proceeds of borrowings to be made under a US$750.0 million credit facility that the Acquiror will enter into at Closing (the "ACQUISITION CREDIT FACILITY"), which will be assumed by the Company upon completion of the Acquisition, and by cash equity contributions by the Lead Investors, as provided in Paragraph 4 below.

     4. EQUITY CONTRIBUTIONS. Each of the Lead Investors and Triples hereby agrees to contribute to Acquiror, concurrently with the Closing and subject to satisfaction or waiver of the conditions to closing to be set forth in the Acquisition Agreement, all of the shares of capital stock in the Company owned by such Party, free and clear of all liens and encumbrances, and cash, in each case as set forth below.

        (a) Kingdom shall contribute (or cause a wholly owned subsidiary to contribute) 50% of the Required Common Equity (as defined below), consisting of the 7,389,182 Limited Voting Shares of the Company currently held by Kingdom Investments, Inc., valued at the price paid to public shareholders pursuant to the Acquisition Agreement (the "ACQUISITION PRICE"), plus an amount of cash equal to 50% of the Required Common Equity less the value of such contributed Limited Voting Shares, in exchange for 50% of the Series A Limited Voting Shares of Acquiror.

        (b) Cascade shall contribute 50% of the Required Common Equity, consisting of 715,850 Limited Voting Shares of the Company, valued at the Acquisition Price, plus an amount of cash equal to 50% of the Required Common Equity less the value of such contributed Limited Voting Shares, in exchange for 50% of the Series A Limited Voting Shares of Acquiror.

        (c) Triples shall contribute 3,725,698 Variable Multiple Voting Shares of the Company, valued at the Acquisition Price, in exchange for 3,725,698 Variable Multiple Voting Shares of Acquiror. The Variable Multiple Voting Shares of Acquiror shall be in two series and shall have the conversion, dividend, redemption, voting, and other rights described in the term sheet attached as ANNEX A hereto (the "TERM SHEET").

As used herein, the term "REQUIRED COMMON EQUITY" shall mean a dollar amount equal to (i) the total amounts required (A) to acquire all outstanding capital stock of the Company, (B) to pay the principal, all accrued interest and premium and any other amounts incurred to redeem, repurchase or otherwise retire the convertible debt of the Company, (C) to make all payments due to Sharp under the Sale of Control Agreement between the Company and Sharp, and (D) to pay all expenses paid by the Company in connection with the Acquisition, less (ii) the Company's available cash at the time of Closing, less (iii) the proceeds available at Closing under the Acquisition Credit Facility and less (iv) the value (based on the Acquisition Price) of the number of Variable Multiple Voting Shares contributed to Acquiror by Triples as described above.

     5. GUARANTY OF ACQUISITION AGREEMENT.

        (a) To the extent required in connection with negotiation of the Acquisition Agreement, each Lead Investor shall provide a several guaranty (each a "GUARANTY") directly to the Company of 50% of Acquiror's obligations under the Acquisition Agreement. The liability of each Lead Investor under such Guaranty shall be capped at an amount acceptable to the Lead Investors.

        (b) The Parties shall cooperate in defending any claim that the Lead Investors are, or any one of them is, liable to make payments under the Guaranties. Each Investor agrees to contribute to the amount paid or payable by the Lead Investors in respect of the Guaranties so that each Party shall have paid an amount equal to the product of the aggregate amount paid under all of the Guaranties multiplied by the following percentages: Kingdom, 47.5%; Cascade, 47.5%; and Triples, 5%; PROVIDED that no Lead Investor shall be entitled to receive any contribution payments if such Lead Investor's liability under its Guaranty arose by reason of a breach by such Lead Investor of its obligations hereunder or under any Transaction Agreement.

     6. DECISIONS RELATING TO PROPOSAL AND ACQUISITION AGREEMENT. All decisions with respect to the Proposal, the Acquisition Agreement and the Acquisition Credit Facility shall be made jointly by the Lead Investors, including any decision (i) to modify the Proposal, (ii) to enter into the Acquisition Agreement or the Acquisition Credit Facility, (iii) to amend, modify or waive any term or condition of the Acquisition Agreement or the Acquisition Credit Facility, (iv) to terminate the Acquisition Agreement or the Acquisition Credit Facility in accordance with its terms (except as provided in the following sentence) and (v) as to whether the conditions in the Acquisition Agreement or the Acquisition Credit Facility have been satisfied. If either Lead Investor determines that there is a right to terminate the Acquisition Agreement pursuant to the terms thereof (including because of a failure of a condition), and if such Lead Investor desires to terminate the Acquisition Agreement as a result thereof, such Lead Investor may notify the other of such desire and the Lead Investors shall take all necessary action to terminate the Acquisition Agreement; PROVIDED, HOWEVER, that if the other Lead Investor (the "CONTINUING LEAD INVESTOR") desires to consummate the Acquisition Agreement without any involvement by the Lead Investor desiring to terminate the Acquisition Agreement (the "WITHDRAWING LEAD INVESTOR"), and the Sharp Parties agree to proceed with the Proposal on such basis, then the continuing Lead Investor and the withdrawing Lead Investor shall cooperate in such reasonable arrangements requested by the other to permit the continuing Lead Investor to proceed with the Acquisition and to terminate any liability or obligation of the withdrawing Lead Investor. Without limiting the generality of the foregoing, the continuing Lead Investor shall be required to assume the withdrawing Lead Investor's obligations under its Guaranty referred to in Paragraph 5 above.

     7. POST-CLOSING GOVERNANCE ARRANGEMENTS. Prior to or concurrently with the Closing, (i) each of the Parties shall enter into a shareholders agreement containing provisions for the post-closing governance of the Company and other arrangements regarding their ownership of shares of the Company after completion of the Acquisition (the "SHAREHOLDERS AGREEMENT") and (ii) Sharp shall enter into, and the Lead Investors shall cause the Company to enter into, an employment agreement between Sharp and the Company, in each case on substantially the terms set forth in the Term Sheet and as otherwise agreed by the Parties.

     8. EXCLUSIVITY. During the term of this Agreement and for twelve months thereafter if this Agreement terminates other than pursuant to clause (ii) of Paragraph 11, no Party shall, directly or indirectly, through any officer, director, employee, affiliate, attorney, financial advisor or other person, agent or representative, seek to acquire or acquire, or encourage or participate in any other acquisition of or proposal to acquire, capital stock of the Company that would result in such person or Party (together with any other person or Party participating in such offer or acquisition) holding more than 40% of the capital stock of the Company or all or any substantial portion of the assets of the Company, except as contemplated hereby (including Paragraph 6) or with the consent of both Lead Investors, such consent not to be unreasonably withheld; provided that the foregoing shall not restrict any person who is a director of the Company from complying with the fiduciary duties owed by such person to the Company.

     9. REGULATORY MATTERS. Each Party shall use commercially reasonable efforts to supply and provide information that is accurate in all material respects to any governmental authority requesting such information in connection with filings or notifications under, or relating to, Antitrust and Investment Laws (as defined below). If any governmental authority asserts any objections under any applicable antitrust, competition, foreign investment or fair trade laws (collectively, the "ANTITRUST AND INVESTMENT LAWS") with respect to the Acquisition and such objections relate to the activities or investments of a Party or such Party's affiliates, such Party shall attempt to resolve such objections; PROVIDED no Party or any affiliate of a Party shall be required to dispose of any assets or enter into any agreements that materially restrict the activities of such Party or its affiliates as a condition of resolving any such objections under the Antitrust and Investment Laws; PROVIDED, FURTHER if any Party is unable to resolve the objections of any governmental authority related to the activities or investments of a Party or such Party's affiliates under the Antitrust and Investment Laws, then such Party shall be responsible for all Pursuit Costs (as defined below).

     10. SHARING OF EXPENSES; OTHER MATTERS.

        (a) Except as provided in Paragraph 9, if the Acquisition is not consummated for any reason, all reasonable out-of-pocket expenses (including legal fees and expenses) incurred after the date of this Agreement by any Party (other than a Party that has committed a material breach of its obligations hereunder) or any such non-breaching Party's affiliates (including any Acquiror) in connection with the Proposal, the Acquisition and the related transactions ("PURSUIT COSTS") shall be shared among the Parties as follows: Kingdom, 47.5%; Cascade, 47.5%; and the Sharp Parties, 5%. Each

Party shall make such payments to the others as shall be necessary to implement such sharing of expenses. Any "break up fees" or other amounts received from the Company and any amounts received from the Company as a result of a breach of the Acquisition Agreement by the Company shall be shared among the Lead Investors and Triples according to the following percentages: Kingdom, 47.5%; Cascade, 47.5%; and the Sharp Parties, 5%.

        (b) If the Closing occurs, then the Acquiror shall reimburse the Parties and their respective affiliates for all Pursuit Costs incurred by each of them.

     11. TERMINATION. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Paragraphs 8, 10(a) (but only with respect to Pursuit Costs incurred prior to termination) and 12 through 23 and this Paragraph 11, each of which shall survive any such termination) upon the earliest of (i) December 31, 2006, unless the Acquisition Agreement shall have been executed and delivered on or before such date, (ii) the Closing, (iii) the termination of the Acquisition Agreement and (iv) notice delivered by either Lead Investor to the other Parties prior to execution and delivery of an Acquisition Agreement. Termination of this Agreement shall not relieve any Party of any liability for breach of this Agreement prior to such termination.

     12. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the Parties or any of their affiliates with respect to the subject matter contained herein.

     13. CONFIDENTIALITY. Each Party agrees to, and shall cause its affiliates (other than the Company), directors, officers, employees, agents, advisors and representatives ("REPRESENTATIVES") to, keep any information supplied by or on behalf of any of the other Parties to this Agreement in connection with the transactions contemplated hereby confidential ("CONFIDENTIAL INFORMATION") and to use, and cause its Representatives to use, the Confidential Information only in connection with the Proposal, the Acquisition, and the other transactions contemplated hereby; PROVIDED that the term "Confidential Information" does not include information that (a) is already in such Party's possession, PROVIDED that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such Party or such Party's Representatives in breach of this Agreement, or (c) is or becomes available to such Party on a non-confidential basis from a source other than any of the Parties hereto or any of their respective Representatives, PROVIDED that such source is not known by such Party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; PROVIDED FURTHER that that nothing herein shall prevent any Party from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Party, (iii) to the extent required by law or regulation, (iv) to the extent necessary in connection with the exercise of any remedy, hereunder, and (v) to such Party's Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such Party shall notify the other Parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available). Notwithstanding anything to the contrary, nothing in this Agreement shall impose on any Party or any other Person a limitation on the disclosure of the tax treatment or tax structure of any transaction set forth herein.

     14. PUBLIC ANNOUNCEMENTS. Each Party shall coordinate in good faith any and all press releases and other public announcements with respect to the Proposal, the Acquisition, and the other transactions contemplated hereby; provided that, without the consent of all of the Parties, no such press releases or public announcements shall contain information materially different from information contained in press releases or other public announcements previously made by the Company. This provision shall not apply, however, to any public announcement or written statement required to be made by law or the regulations of any governmental authority or any stock exchange, except that the Party required to make such announcement shall, whenever practicable, consult with the other Parties concerning the content and timing of such announcement before such announcement is made.

     15. THIRD PARTY BENEFICIARIES. No person (including the Company) other than the Parties and their respective successors and permitted assigns shall have any rights hereunder.

     16. REMEDIES. The Parties hereto agree that, except as provided herein, this Agreement shall be enforceable by all available remedies at law or in equity (including specific performance).

     17. EXERCISE OF RIGHTS AND REMEDIES. No delay of or omission in the exercise of any right, power or remedy accruing to any Party as a result of any breach or default by any other Party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

     18. NO RECOURSE. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of any Investor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

     19. GOVERNING LAW; JURISDICTION. This Agreement shall be enforced, construed and interpreted in accordance with the laws of the State of New York. Each of the Parties (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, State of New York with respect to any action arising from this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees not to commence any such action in any forum other than such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any such action in any such state or federal court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum. Each of the Parties, to the fullest extent permitted by applicable law, waives any right to a jury trial in any such action

     20. NO ASSIGNMENT. This Agreement may not be assigned by any Party, nor shall any Party syndicate its contribution obligation, without the consent of the other Parties, other than to an affiliate of such Party, it being agreed that any such assignment shall not relieve the assigning Party from its obligations hereunder.

     21. AMENDMENTS. This Agreement may not be amended or modified orally, but only by a written instrument signed by all of the Parties.

     22. NO REPRESENTATIONS OR DUTY. (a) Each Parry specifically understands and agrees that no other Party has made and will not make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby and each Party explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Party specifically acknowledges, represents and warrants that it is not relying on any other Party (i) for its due diligence concerning, or evaluation of, the Company or its assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

        (b) In making any determination contemplated by this Agreement, each Party may make such determination in its sole and absolute discretion, taking into account only such Party's own views, self-interest, objectives and concerns. No Party shall have any fiduciary or other duty to any other Party except as expressly set forth in this Agreement.

     23. COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. For purposes hereof, facsimile signatures shall be binding on the Parties to this Agreement.

     WITNESS WHEREOF, the Parties have executed this Funding and Cooperation Agreement by their duly authorized officers as of the date first written above.

                                    KINGDOM HOTELS INTERNATIONAL


                                    By:    /s/ HRH Prince Alwaleed Bin Talal Bin
                                           -------------------------------------
                                                  Abdulaziz Alsaud
                                           -------------------------------------
                                    Name:  HRH Prince Alwaleed Bin Talal
                                           Bin Abdulaziz Alsaud
                                    Title: President

                                    CASCADE INVESTMENT, L.L.C.


                                    By:    /s/ Michael Larson
                                           -------------------------------------
                                    Name:      Michael Larson
                                           -------------------------------------
                                    Title:     BusinessManager
                                           -------------------------------------

                                    TRIPLES HOLDINGS LIMITED


                                    By:    /s/ Isadore Sharp
                                           -------------------------------------
                                    Name:      Isadore Sharp
                                           -------------------------------------
                                    Title:     President
                                           -------------------------------------



                                                   /s/ Isadore Sharp
                                           -------------------------------------
                                                       Isadore Sharp

                                                                         ANNEX A

                              TRANSACTION SUMMARY

================================================================================

A. TRANSACTION OVERVIEW

The following summarizes certain terms of the transaction (the "TRANSACTION") contemplated by the Funding and Cooperation Agreement to which this Transaction Summary is attached. Certain capitalized terms used in this Transaction Summary have the meanings ascribed to them in that Agreement.

1. CONSIDERATION PER SHARE:        US$82.00 cash per share (the "TRANSACTION
                                   PRICE").

2. TRIPLES/SHARP INTEREST:         (i) Mr. Sharp would be entitled to receive
                                   the proceeds due under the Sharp Sale of Control Agreement, estimated to be approximately US$288 million.

                                   (ii) Triples would hold all of Acquiror's
                                   Variable Multiple Voting Shares ("VMVS"), as described below. (The terms "Acquiror" and "Four Seasons" are used interchangeably herein, unless the context requires otherwise.)

                                   (iii) The terms of the VMVSwould be amended to provide that:

                                   o    TWO  SERIES:  The VMVS would be issued
                                        in two  series.  The first  series
                                        ("SERIES A VMVS") would be convertible
                                        into Preferred Shares on the terms and
                                        conditions described below. The number
                                        of Series A VMVS would equal the total
                                        number of VMVS currently held by Triples less the number of Series B VMVS issued in the Transaction. The second series of VMVS ("SERIES B VMVS") would be convertible into Series B Limited Voting Shares of Four Seasons on the terms and conditions described below. The number of Series B VMVS would be equal to 1/19th times the total number of Series A Limited Voting Shares of Four Seasons held by Kingdom and Cascade following the Transaction (I.E., such that upon conversion of the Series B VMVS into Series B Limited Voting Shares, Triples would hold 5% of the aggregate Series A and B Limited Voting Shares).

                                   o REGULAR VOTING: Except with respect to Special Matters(1), both series of VMVS would entitle the holder to one vote per share, voting together with the Limited Voting Shares as one class.

                                   o    CONVERSION OF SERIES A VMVS TO PREFERRED
                                        SHARES: The Series A VMVS would be
                                        convertible, into preferred shares with
                                        the terms described below ("PREFERRED
                                        SHARES") on a 1:1 basis (i) at



--------------------------------

1 THE SPECIAL MATTERS WOULD BE THOSE MATERIAL DECISIONS IDENTIFIED IN ITEMS 1, 3, 7, 13, 14 AND 16 OF PART C THAT WOULD REQUIRE THE APPROVAL OF MR. SHARP/TRIPLES SO LONG AS NONE OF THE SERIES B VMVS HAD BEEN TRANSFERRED OUTSIDE THE SHARP FAMILY AND MR. SHARP WAS EITHER THE CHIEF EXECUTIVE OFFICER OR THE CHAIRMAN OF THE COMPANY (AND PROVIDED THAT HE WAS NOT PHYSICALLY INCAPACITATED OR MENTALLY INCOMPETENT).


                                                                   CONFIDENTIAL
                                                                         11-3-06
                                        any time at the option of the holder,
                                        (ii) at any time on or following the
                                        fifth anniversary date of closing of the Transaction at the option of Four Seasons, (iii) automatically upon Mr. Sharp dying, becoming physically incapacitated or mentally incompetent, or if he was neither the Chief Executive Officer nor the Chairman (other than as a result of a breach by a party other than Mr. Sharp of agreements relating to Mr. Sharp's tenure in those positions), and (iv) automatically upon the completion of a public offering of voting or equity securities of Four Seasons that had been approved as a Material Decision and following which Four Seasons was listed on an internationally recognized stock exchange.(2)

                                   |X|  CONVERSION OF SERIES B VMVS TO SERIES B
                                        LIMITED VOTING SHARES BY HOLDER OR BY
                                        COMPANY: The Series B VMVS would be
                                        convertible into Series B Limited Voting
                                        Shares on a 1:1 basis (i) at any time at the option of the holder, (ii) automatically upon the transfer of any Series B VMVS outside the Sharp family, upon Mr. Sharp dying, becoming physically incapacitated or mentally incompetent, or if he was neither the Chief Executive Officer nor the Chairman (other than as a result of a breach by a party other than Mr. Sharp of agreements relating to Mr. Sharp's tenure in those positions), and (iii) at the option of the Company upon the completion of a public offering of voting or equity securities of Four Seasons that had been approved as a Material Decision and following which Four Seasons was listed on an internationally recognized stock exchange.(3)


                                   |X| VOTING ON SPECIAL MATTERS: In respect of Special Matters only, the two series of VMVS would, as a single class, entitle the holder to the lesser of their then current multiple votes (as calculated on the basis of the currently authorized VMVS of Four Seasons) and that number of the votes that, in aggregate, is 25% of the votes attaching to all outstanding securities of Four Seasons, and would vote as a separate class from the Limited Voting Shares.

                                   |X|  DIVIDENDS: The Series B VMVS would
                                        entitle the holder to the same dividends as are paid on the Limited Voting Shares. No dividends would be paid on the Series A VMVS.


                                   (iv) The Preferred Shares would have a "face value" per share equal to the Transaction Price and would entitle the holder to cumulative, compound dividends (accruing from the date of closing of the Transaction) at a rate equal to 9.9% per annum. No dividends would be paid on the Preferred Shares until the end of the fifth year after the date

--------------------------------------------------------------------------------
2 AMONG OTHER THINGS, THE TERMS OF THE PREFERRED SHARES COULD PERMIT FOUR SEASONS TO CAUSE THOSE SHARES TO BE PURCHASED BY A THIRD PARTY FOR THE REDEMPTION PRICE IN PLACE OF THEIR BEING REDEEMED BY FOUR SEASONS.
3 THIS CONVERSION OF THE VMVS WOULD RESULT IN THE SPECIAL MATTERS REQUIRING THE APPROVAL OF MR. SHARP, AS PROVIDED UNDER "MATERIAL DECISIONS".


                                                                   CONFIDENTIAL
                                                                         11-3-06
                                   of closing of the Transaction (or, if
                                   later, the issuance of the Preferred Shares upon conversion of the Series A VMVS), at which time dividends would begin to be paid on a current basis. One-third of the dividends accrued and compounded before the fifth anniversary of the date of closing of the Transaction would be paid at the end of each of the fifth, sixth and seventh years after the date of closing of the Transaction (with unpaid dividends continuing to compound to the date of such payment). The Preferred Shares would be redeemable for their face value and accrued but unpaid dividends to the date of redemption (i) at the option of the holder or Four Seasons at any times beginning on the fifth anniversary of the date of closing the Transaction, provided that at the end of the sixth and seventh years after the date of closing the Transaction, respectively, no more than one-third and two-thirds of the maximum number of Preferred Shares into which the Series A VMVS may be converted (regardless of the number of Preferred Shares actually issued) shall have been redeemed, (ii) at the option of the holder at any time if Mr. Sharp ceased to be either the Chief Executive Officer or the Chairman as a result of a breach by a party other than Mr. Sharp of agreements relating to Mr. Sharp's tenure in those positions, and
                                   (iii) in whole at the option of Four Seasons if, beginning on the fifth anniversary of the date of closing of the Transaction, the holder did not consent to Four Seasons or its subsidiaries incurring indebtedness for borrowed money that had been approved as a "Material Decision" (as provided in Part C, below).

                                   While all or any portion of the Preferred
                                   Shares remain outstanding, no indebtedness for borrowed money that was not subordinated to the Preferred Shares could be incurred by Four Seasons or its subsidiaries without Mr. Sharp's consent. (Mr. Sharp would pre-approve the debt associated with the implementation of the Transaction, up to US$750 million of acquisition financing and a US$200 million evergreen operating facility with one or more banks, as "permitted senior debt".)

                                   The final structure would address the
                                   commercial and tax efficiencies associated with achieving the overall economic objective of the Transaction.

3.   COMMITMENT OF                 Mr. Sharp would agree to continue in his
     CHAIRMAN AND CHIEF            current capacity as Chief Executive Officer
     EXECUTIVE OFFICER:            for at least three years.  Thereafter, at his
                                   option, Mr. Sharp would advise the Board of Directors regarding further extensions of his service as Chief Executive Officer. Mr. Sharp would continue as the Chairman while he is Chief Executive Officer and, at his option, after he ceases to be Chief Executive
                                   Officer. W. Sharp would tender his
                                   resignation as Chief Executive Officer and Chairman if Mr. Sharp/Triples disposed of all or substantially all of their equity interest in Four Seasons (other than pursuant to a PRO RATA secondary public offering or private placement by Mr. Sharp/Triples and the Lead Investors participating in the offering). The continuing Chief Executive
                                   Officer and Chairman's roles contemplated for Mr. Sharp are outlined in Part B, below.

4.   GOVERNANCE:                   The governance structure for Four Seasons
                                   would be established pursuant to a
                                   shareholders agreement among Four Seasons, the Lead Investors, Mr. Sharp and Triples.
                                   The basic terms of the shareholders agreement are outlined in Part C, below.

5.   MECHANISM FOR                 It is contemplated that the Transaction
     IMPLEMENTATION:               would be implemented through a shareholder-
                                   approved corporate transaction, such as an amalgamation or a plan of arrangement approved by shareholders and the court.


                                                                   CONFIDENTIAL
                                                                         11-3-06

     B.   POSITION DESCRIPTION OF CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE
          BOARD

CHIEF EXECUTIVE OFFICER

GENERAL

As Chief Executive Officer, Mr. Sharp would continue to have responsibility for providing the strategic and aesthetic vision for Four Seasons and overseeing the day-to-day management of the business of the Company in accordance with its strategic plans and annual budgets as reviewed and, as necessary, approved by the Board.

SPECIFIC RESPONSIBILITIES

Without limitation, as Chief Executive Officer, Mr. Sharp would have responsibility, as currently is the case, to:

|X|  lead the strategic planning process for Four Seasons,

|X| subject to the Material Decisions list, lead succession planning and personnel related initiatives for Four Seasons,

|X| with other members of senior management, advise the Board of the goals for Four Seasons' business and, oversee the implementation of corresponding strategic, operational and profit plans,

|X| advise on the development and implementation of the activities of Four Seasons to achieve agreed-upon targets,

|X|  report to, and meet periodically with, the Board to review material issues,

|X| arrange for the provision to the Board of all information reasonably required by the Board, and

|X| subject to the Material Decisions list, implement top-level organizational structure, staffing, compensation and succession in a manner consistent with current succession plans and recommend to the Board any changes thereto.

MANAGEMENT STYLE

Mr. Sharp would discharge his role as Chief Executive Officer in a manner consistent with past practice and, without limitation, would:

|X| focus his time on significant business issues, partner relations, architectural and interior design, and corporate and hotel employee meetings and relations,

|X|  determine his work schedule,

|X|  determine the location from which he works, and

|X|  have a corporate plane and driver available.


                                                                   CONFIDENTIAL
                                                                         11-3-06

CHAIRMAN OF THE BOARD


GENERAL

As Chairman, Mr. Sharp would have responsibility for overseeing the management, development and effective functioning of the Board of Directors and would provide the Board with overall leadership in its work.

SPECIFIC RESPONSIBILITIES

In addition, as Chairman, Mr. Sharp would have responsibility to:

|X|  promote cohesiveness among members of the Board of Directors,

|X|  chair meetings of the Board of Directors and of the shareholders,

|X| ensure that Board functions are effectively carried out, and, where functions have been delegated to Committees, that the results are reported to the Board,

|X| oversee the Chief Executive Officer's execution of his or her responsibilities,

|X|  encourage and promote a culture of ethical business conduct, and

|X| perform such other functions as may be ancillary to the duties and responsibilities described above and as may reasonably be delegated to the Chairman by the Board of Directors from time to time.

REPORTING

So long as Mr. Sharp was the Chief Executive Officer, the Chief Operating Officer would report directly to him and, so long as Mr. Sharp was the Chairman (but not the Chief Executive Officer), the Chief Executive Officer would report directly to him.


                                                                   CONFIDENTIAL
                                                                         11-3-06

C. GOVERNANCE

                   TERMS OF UNANIMOUS SHAREHOLDERS AGREEMENT


PARTIES:                      Four Seasons, the Lead Investors, Mr. Sharp and
                              Triples.

VOTING ARRANGEMENTS:          The Board would be comprised of five members:
                              two nominees of each of Kingdom and Cascade, and one nominee of Mr. Sharp/Triples. Each of the Lead Investors and Mr. Sharp/Triples would be entitled to vote in proportion to their equity interest through their nominees to the Board. So long as he is the Chief Executive Officer or Chairman, Mr. Sharp will be the nominee of Mr.
                              Sharp/Triples to the Board. All meetings of the Board would be in Toronto. Participation in meetings of the Board may be by telephone.

DAY-TO-DAY GOVERNANCE:        All matters that are not Material Decisions
                              (as that term is defined below) would fall under the exclusive authority of the Chairman (so long as Mr. Sharp is the Chairman), the Chief
                              Executive Officer and the Management Committee of Four Seasons.

REPORTING:                    The Chief Executive Officer and representatives
                              of the Management Committee would meet with the Board of Directors quarterly in Toronto (with participation by conference telephone being permitted).

                              So long as Mr. Sharp was either the Chief
                              Executive Officer or Chairman (or would have been eligible to occupy one of those roles but for a breach by a party other than Mr. Sharp of agreements relating to Mr. Sharp's tenure in those positions), at one of these meetings, the Chief Executive Officer would present the annual budget (a "SHARP ANNUAL BUDGET") for review and approval, provided that approval could not be withheld if the aggregate cash expenses, capital expenditures and investments in (or advances to) secure, maintain or enhance management agreements in that proposed budget was not materially inconsistent with the budget for the prior year, including future capital commitments outlined therein (for the purposes of determining consistency, material capital commitments expressly approved as Material Decisions, as provided below, in a preceding year would not be considered to be included in that year's budget). Thereafter (i) at one of these meetings, the Chief Executive Officer would present to the Board for its approval an annual budget, which would become the approved annual budget for the year once it was approved, and (ii) pending approval of the proposed annual budget, management would have the authority to operate the business in accordance with the expense portion of the most recently approved budget (increased by a factor equal to any increase of the consumer price index for the City of Toronto).

                              In addition, the Chief Executive Officer would arrange to have a monthly operating report prepared for distribution to the Board.


                                                                   CONFIDENTIAL
                                                                         11-3-06

MATERIAL DECISIONS:           For so long as Mr. Sharp was either Chief
                              Executive Officer or Chairman (and thereafter if he ceased to hold either of those positions as a result of a breach by a party other than Mr. Sharp of agreements relating to Mr. Sharp's tenure in those positions), and provided that he was not physically incapacitated or mentally incompetent, approval of the Material Decisions listed in items
                              1, 3, 7, 13, 14 and 16, below, would require approval by the holder of the VMVS (or by Mr.
                              Sharp upon the conversion of the VMVS upon the completion of a public offering as described above, provided Mr. Sharp would not be entitled to exercise such approval rights after the completion of that public offering unless that public offering was completed before the fifth anniversary of the date of closing of the Transaction, in which event he would be entitled to exercise such approval rights until such fifth anniversary), as well as requiring approval as a "Material Decision."

                              The following would be material decisions
                              ("MATERIAL DECISIONS") that would require approval by the votes cast by directors nominated by shareholders holding at least 66 2/3% of the equity interests of Four Seasons:

                              1. material departures (including new lines of business) from Four Seasons' previously approved long-term strategy,

                              2.   amendment of articles or by-laws,

                              3.   any matter that requires approval of
                                   shareholders by way of a "special
                                   resolution" under the Business Corporations
                                   Act (Ontario) (such as amalgamation,
                                   dissolution or continuance and the
                                   disposition of all or substantially all of the assets of the Company),

                              4. entering into management arrangements on terms materially different than those in Four Seasons' existing arrangements,

                              5.   investing more than US$25 million in
                                   connection with a single management,
                                   investment or real estate opportunity,

                              6.   settling or compromising proceedings
                                   involving payments or receipts of more
                                   than US$1 million, in the aggregate each year, in addition to amounts contemplated in the approved annual budget,

                              7.   corporate acquisitions,

                              8.   issuance, redemption or purchase by the
                                   Company of securities (other than the
                                   redemption of the preferred shares held by Mr. Sharp/Triples),

                              9. payment of dividends or other distributions to shareholders,

                              10. approval of the strategic plans proposed by management from time to time,

                              11. incurring indebtedness for borrowed money in excess of amounts


                                                                   CONFIDENTIAL
                                                                         11-3-06
                                   contemplated in the approved annual budget,

                              12.  expenditures or capital or funding
                                   commitments in excess of an amount to be agreed that are not otherwise contemplated in the approved annual budget,

                              13. changing the approved succession plans for members of Management Committee,making appointments to those positions other than as contemplated in the approved succession plan, or hiring any external candidate into a Management Committee position,

                              14. the termination of the employment of Ms. Taylor, the appointment of a replacement for Ms. Taylor or change in the structure of senior management following the termination, resignation, retirement, physical incapacity, mental incompetence or death of Ms. Taylor,

                              15. a public offering or private placement of voting or equity securities of Four Seasons,

                              16.  relocating Four Seasons' worldwide head
                                   office from its current location in
                                   Toronto, Canada,

                              17.  changing auditors,

                              18. making material tax elections or changing the method of tax accounting,

                              19.  changing existing accounting practices,
                                   except as the auditors advise is required by law or generally accepted accounting principles, or writing up, down or off the book value of any assets that, in aggregate, exceed US$5 million per annum (except for depreciation and amortization in accordance with GAAP),

                              20. approval of a Sharp Annual Budget, subject to the requirement that such approval not be withheld in the circumstances described above under "Reporting",and approval of any annual budget that is not a Sharp Annual Budget,

                              21.  transactions or arrangements that would
                                   reasonably be expected to transfer
                                   value from Four Seasons to one or more of its shareholders or their affiliates (other than those transactions or arrangements described herein), and

                              22. canceling, terminating or materially amending insurance coverage.

                              Approval of the Material Decision listed in item 21 (and if there is any ambiguity whether a particular transaction or arrangement falls within that item, the ambiguity shall be resolved in favor of it doing so) would require approval by the requisite majority disregarding votes cast by directors nominated by shareholders that have (or whose affiliates have) an interest in that transaction or arrangement.

                              Any amendment or modification of the unanimous shareholders


                                                                   CONFIDENTIAL
                                                                         11-3-06
                              agreement would require approval by each of Kingdom, Cascade, and Sharp/Triples.

SALE OF SHARES:               None of the Lead Investors could dispose of any of
                              its interest in Four Seasons, directly or indirectly, (other than to a person who controls, was controlled by, or was under common control and economic ownership with, the Lead Investor) until after the second anniversary of the closing of the Transaction.

                              Any direct or indirect disposition of shares of Four Seasons by Mr. Sharp/Triples (other than to a person who controlled, was controlled by, or was under common control and economic ownership with, Mr. Sharp/Triples) would be subject to an equal right of first offer (which could be accepted only in respect of all of the shares offered) in favour of Kingdom and Cascade for a value determined by a valuator mutually agreed upon by Mr. Sharp/Triples,Kingdom and Cascade that reflected, among other things, the potential of the "Four Seasons" brand and the long-term prospects of the enterprise but without regard to any control premium that might be ascribed in relation to such purchase.(4)

                              Any direct or indirect disposition of shares of Four Seasons by the Lead Investors (other than (a) to a person who controlled, was controlled by, or was under common control and economic ownership with, the Lead Investor, or (b) from a Kingdom Trust company to HRH or from HRH to a Kingdom Trust company) would be subject to a right of first offer in favour of the other Lead Investors and Mr. Sharp/Triple's, pro rata in accordance with their equity interests. If the shares subject to the right of first offer were not all acquired by the other Lead Investors and Mr. Sharp/Triples, they could be sold (subject to "tag-along rights" if Kingdom or Cascade or a related entity had initiated the sale process) to a "Qualified Person", being a person that (i) was not, and was not an affiliate of, a competitor of Four Seasons,
                              (ii) had adequate financial capacity to perform the obligations of a shareholder under the unanimous shareholders agreement and agreed to be bound by such agreement, (iii) was not of ill repute, and (iv) was not in any other manner a person with whom the other Lead Investors and Mr. Sharp/Triples, as reasonable and prudent business persons owning a significant investment in Four Seasons, would not wish to associate in that capacity.

DISPUTE RESOLUTION:           Final arbitration under the Rules of Arbitration
                              of the International Chamber of Commerce after a 60-day period of good faith negotiation.

---------------------------------

4 THE PROCESS FOR SELECTING A VALUATOR AND THE PARAMETERS TO BE TAKEN INTO ACCOUNT BY THE VALUATOR WOULD BE FURTHER REFINED IN FORMAL DOCUMENTATION.


                                                                   CONFIDENTIAL
                                                                         11-3-06